

October 9, 2020

Brian S. John
Chief Executive Officer
Jupiter Wellness, Inc.
725 N. Hwy A1A, Suite C-106
Jupiter, FL 33477

> **Re: Jupiter Wellness, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 4, 2020**
> **File No. 333-239229**

Dear Mr. John:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1 filed September 4, 2020

Business
Legal Proceedings, page 46

1. Please provide disclosure required by Item 103 of Regulation S-K with respect to the August 25, 2020 judgment against the company in the Eighth Judicial District Court of the State of Nevada, or provide an analysis supporting your conclusion that such disclosure is not required.

Unaudited Financial Statements
Note 13. Commitments and Contingencies, page F-30

2. We reference the August 25, 2020 judgment against the company in the Eighth Judicial District Court of the State of Nevada. Please tell us how you considered the guidance in ASC 450-20-25 in determining whether you should accrue or disclose any underlying loss

contingency in the notes to the financial statements.   Please note that in accordance with ASC 450-20-50-1, the nature (and possibly amount) of any accruals made for a loss contingency should be disclosed in the notes to your financial statements. Also, ASC 450-20-50-3 requires that if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

You may contact Kristin Lochhead at 202-551-3664 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters.  Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Arthur S. Marcus, Esq.